UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXACTTARGET, INC.

(Name of subject company (Issuer))

EXCALIBUR ACQUISITION CORP.

a wholly owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0005 per share	30064K105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901–7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Martin W. Korman, Esq.

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,639,990,338	$360,094.68

(1)	The transaction value was calculated by adding the sum of (i) 69,646,539 outstanding shares of common stock, par value $0.0005 per share, of ExactTarget, Inc. (“Shares”) multiplied by the offer price of $33.75 per share; (ii) 526,825 Shares subject to outstanding restricted stock units multiplied by the offer price of $33.75 per share; and (iii) 11,078,275 Shares issuable pursuant to outstanding options multiplied by an amount equal to $33.75 minus the weighted average exercise price for such options of $9.23 per share. The calculation of the filing fee is based on information provided by ExactTarget, Inc. as of May 31, 2013, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), and (ii) salesforce.com. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget, Inc., a Delaware corporation (“ExactTarget”), at a purchase price of $33.75 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ExactTarget, Inc., a Delaware corporation. ExactTarget’s principal executive offices are located at 20 North Meridian Street, Suite 200, Indianapolis, Indiana. ExactTarget’s telephone number is (317) 423-3928.

(b) This Schedule TO relates to the Shares. ExactTarget has represented in the Acquisition Agreement dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget that as of May 31, 2013, there were (i) 69,646,539 Shares issued and outstanding, (ii) 526,825 Shares subject to outstanding restricted stock units and (iii) 11,078,275 Shares issuable pursuant to outstanding options. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) and (c) This Schedule TO is filed by Purchaser and salesforce.com. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and salesforce.com” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and salesforce.com,” “Background of Offer; Past Contacts or Negotiations with ExactTarget,” “Purpose of the Offer; The Merger; Plans for ExactTarget” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of salesforce.com, Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and ExactTarget or any of its affiliates, on the other hand, concerning a merger, consolidation, acquisition, a tender offer or other acquisition of securities of ExactTarget, an election of directors of ExactTarget or sale or transfer of a material amount of assets of ExactTarget.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for ExactTarget,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and salesforce.com” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with ExactTarget,” “Purpose of the Offer; The Merger; Plans for ExactTarget” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and salesforce.com,” “Background of Offer; Past Contacts or Negotiations with ExactTarget,” “Purpose of the Offer; The Merger; Plans for ExactTarget” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for ExactTarget,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 12, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Summary Advertisement as published on June 12, 2013, in The Wall Street Journal.

(a)(5)(i)	Press Release issued by salesforce.com on June 4, 2013. (1)

(a)(5)(ii)	Press Release issued by salesforce.com on June 12, 2013.

(b)	Commitment Letter, dated as of June 3, 2013, among salesforce.com, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget. (3)

(d)(2)	Form of Support Agreement. (4)

(d)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between salesforce.com and ExactTarget.

(d)(4)	Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between salesforce.com and ExactTarget.

(d)(5)	Exclusivity Agreement, dated as of May 25, 2013, by and between salesforce.com and ExactTarget.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(2)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(4)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCALIBUR ACQUISITION CORP.

By:	/s/ Sam Fleischmann
Name: Sam Fleischmann
Title: President

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President and Chief Legal Officer

Dated: June 12, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 12, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Summary Advertisement as published on June 12, 2013, in The Wall Street Journal.

(a)(5)(i)	Press Release issued by salesforce.com on June 4, 2013. (1)

(a)(5)(ii)	Press Release issued by salesforce.com on June 12, 2013.

(b)	Commitment Letter, dated as of June 3, 2013, among salesforce.com, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget. (3)

(d)(2)	Form of Support Agreement. (4)

(d)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between salesforce.com and ExactTarget.

(d)(4)	Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between salesforce.com and ExactTarget.

(d)(5)	Exclusivity Agreement, dated as of May 25, 3013, 2013, by and between salesforce.com and ExactTarget.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(2)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(4)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.